SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS
                        Filed under Section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended

                       Enron Brazil Power Holdings XI Ltd.
                    Paulista Electrical Distribution, L.L.C.
                        (Name of foreign utility company)

                                   Enron Corp.
    (Name of filing company, if filed on behalf of a foreign utility company)


         Pursuant to Section 33(a) of the Public Utility Holding Company Act of 1935, as amended (the "Act"), and Rule 57, Enron Corp. ("Enron"), an Oregon corporation, hereby files this form to notify the Securities and Exchange Commission that its subsidiary companies, Enron Brazil Power Holdings XI Ltd. ("Enron Brazil"), a Cayman Islands company, and Paulista Electrical Distribution, L.L.C. ("Paulista"), a Delaware limited liability company, are foreign utility companies under Section 33 of the Act.


         The business address of Enron Brazil is Huntlaw Corporate Services Limited, P.O. Box 1350, the Huntlaw Bldg., Fort Street, George Town, Grand Cayman, Cayman Islands. The business address of Paulista is 1400 Smith Street, Houston, Texas 77002. Enron Brazil and Paulista are wholly owned by Atlantic Commercial Finance, Inc., a Delaware corporation, which is wholly owned by Enron.

         Each of Enron Brazil and Paulista indirectly owns interests in or operates facilities that are not located in any state and that are used for the generation, transmission or distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas for heat, light or power, specifically: through Elektro Eletricidade e Servicos S.A., Enron Brazil and Paulista each owns an interest in a 56,000 mile electricity distribution system serving approximately 1.8 million consumers throughout 223 municipalities in the State of Sao Paulo, Brazil and municipalities in the State of Mato Grosso do Sul, Brazil.

         A subsidiary of Enron, Portland General Electric Company ("PGE"), an Oregon corporation, is a public utility that is engaged in the generation, transmission and distribution of electricity in the state of Oregon. PGE does not own or control any interest in Enron Brazil and Paulista or their subsidiaries. PGE has not paid any part of the purchase price for Enron's interest in such companies, and PGE is not engaged in any service contract or other relationship with Enron Brazil and Paulista or their subsidiaries.



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         The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  February  6th   2004              ENRON CORP.
                ------


                                         By: /s/ Raymond M. Bowen, Jr.
                                             -----------------------------------
                                             Raymond M. Bowen, Jr.


                                             Executive Vice President and
                                             Chief Financial Officer










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Exhibit A.

         State Commission Certification. The certification of the Oregon Public Utility Commission that is required under Section 33(a)(2) of the Act was filed by Enron with the Commission on August 25, 2003, as an attachment to a Form U-57 (File No. 73-00063) on behalf of Enron Asia Pacific/Africa/China, LLC. Enron hereby incorporates this certification by reference.





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